Re:	Governance Agreement, by and between Gazit-Globe Ltd. (the “Company”) and CPP Investment Board European Holdings S.à r.l (“CPPIB European Holdings”) with respect to Citycon Oyj. (“CTY”)

Further to the Company’s Current Report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on May 13, 2014, attached please find the Governance Agreement with respect to Citycon Oyj. , as originally executed on May 12, 2014, by and between the Company and CPPIB European Holdings., a wholly-owned subsidiary of the Canada Pension Plan Investment Board.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

                    Kind regards,

                    Gazit-Globe, Ltd.

Exhibit 99.1

Governance Agreement

concerning Citycon Oyj

Dated 12 May 2014

Between

CPP INVESTMENT BOARD EUROPEAN HOLDINGS S.À R.L.

and

GAZIT-GLOBE LTD.

This governance agreement (the “Agreement”) is dated 12 May 2014 and made between:

(1)	CPP Investment Board European Holdings S.à r.l., a Luxembourg law governed société à responsabilité limitée, with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 111.828, having a share capital of EUR 675,650 (“CPPIB European Holdings”), a wholly owned subsidiary of Canada Pension Plan Investment Board; and

(2)	Gazit-Globe Ltd., a limited company governed by Israeli law, with an office at 1 HaShalom Road, Tel-Aviv, Israel, registered with the Israeli Registrar of Companies under the number 520033234 (“Gazit-Globe”).

Each party set out in items 1–2 above is hereinafter also referred to as a “Party” or together as the “Parties”.

BACKGROUND

(A)	CPPIB European Holdings has engaged in negotiations with Citycon Oyj (“Citycon”) concerning a possible investment by CPPIB European Holdings in Citycon through share issues where CPPIB European Holdings would subscribe for 77,874,355 new Citycon shares in a directed issue at a subscription price of EUR 2.65 per share (the “Directed Issue”), and would undertake to, together with Gazit-Globe, subsequently participate in a rights-issue of Citycon as separately agreed between the Parties and Citycon (together the “Transaction”). As a result of these negotiations, CPPIB European Holdings and Citycon will, on the date hereof, enter into a share subscription agreement (the “Share Subscription Agreement”), setting out the terms and conditions of the Transaction as well as the undertakings of CPPIB European Holdings and Citycon in relation thereto.

(B)	Pursuant to the Share Subscription Agreement, in order to secure the authorization to execute the share issues to complete the Transaction, the Board of Directors of Citycon (the “Citycon Board”) will convene an extraordinary general meeting (the “EGM”). Citycon has informed the Parties that the EGM is planned to take place on or about 6 June 2014.

(C)	Gazit-Globe is the largest shareholder in Citycon, holding as of the date of this Agreement ca. 49.3 percent of all the issued and outstanding shares in Citycon (the “Citycon Shares”). As a result of the completion of the Transaction, Gazit-Globe would hold from approximately 42 percent to approximately 45 percent and CPPIB European Holdings from approximately 15 percent to approximately 16.7 percent of Citycon Shares.

(D)	Now the Parties wish to enter into this Agreement concerning the measures that the Parties shall take to support and maintain certain proposed governance mechanisms and processes in the governance of Citycon that the Parties deem to contribute to the effective governance of Citycon in the interest of all its shareholders, as well as the rights of CPPIB European Holdings in relation to certain transfers of shares in Citycon by Gazit-Globe.

1	PROPOSALS TO THE CITYCON EGM

The Parties acknowledge that pursuant to the Share Subscription Agreement, the Citycon Board shall propose to the EGM to resolve on the following:

(a)	Authorizing the Citycon Board to undertake the Directed Issue (of a maximum of 77,874,355 new shares) in Citycon to CPPIB European Holdings.

(b)	Authorizing the Citycon Board to undertake an offering of a maximum of 74,166,052 new shares in Citycon pursuant to the pre-emptive rights of shareholders.

(c)	Electing to the Citycon Board two (2) new directors proposed by CPPIB European Holdings, at least one of which shall be independent of both CPPIB European Holdings and Citycon, as defined in the Finnish Corporate Governance Code 2010, as amended from time to time (or a later corporate governance code superseding the said code), to replace two (2) current board members subject to the completion of the Directed Issue.

2	GOVERNANCE UNDERTAKINGS

The Parties hereby irrevocably and subject only to the completion of the Directed Issue undertake the following:

(a)	Gazit-Globe shall vote in the EGM in favour of the proposals set out in Section 1 above. This undertaking shall not be subject to the completion of the Directed Issue.

(b)	Gazit-Globe and CPPIB European Holdings shall vote in Citycon’s respective general meetings in favour of the election of members to the Citycon Board so that:

(i)	no less than two members of the Citycon Board shall be persons nominated by CPPIB European Holdings, at least one of which shall be independent of both CPPIB European Holdings and Citycon, as defined in the Finnish Corporate Governance Code 2010, as amended from time to time (or a later corporate governance code superseding the said code); and

(ii)	no less than three members of the Citycon Board shall be persons nominated by Gazit-Globe.

Nothing in this clause (b) shall (i) limit the ability of Gazit-Globe or CPPIB European Holdings to nominate additional Board members, (ii) require Gazit-Globe to vote in favour of the election of Board members so that more than two Board members are nominees of CPPIB European Holdings or (iii) require CPPIB European Holdings to vote in favour of the election of board members so that more than three board members are nominees of Gazit-Globe. In the event that CPPIB European Holdings nominates more than two Board members for election to the Citycon Board, then CPPIB European Holdings may, or, if so requested by Gazit, will, inform Gazit prior to the relevant general meeting of Citycon which two Board members nominated by CPPIB European Holdings shall be subject to Gazit’s voting undertaking set out above (the “Two CPPIB European Holdings Nominees”). Correspondingly, in the event that Gazit nominates more than three Board members for election to the Citycon Board, then Gazit may, or, if so requested by CPPIB European Holdings, will, inform CPPIB European Holdings prior to the relevant general meeting of Citycon which three Board members nominated by Gazit shall be subject to CPPIB European Holdings’s voting undertaking set out above (the “Three Gazit Nominees”). The Parties acknowledge that it is a customary practice in Finland that the members of the Board of Directors are elected as a so-called slate instead of election member by member (although, however, any shareholder of a Finnish company may require member by member voting), and agree and acknowledge that nothing in this Agreement obligates a Party to vote in favour of the adoption of a slate that includes more nominees proposed by the other Party than set out herein. If more than two nominees of CPPIB European Holdings or three nominees of Gazit, as the case may be, are included in any proposed slate, then Gazit or CPPIB European Holdings, as the case may be, may propose amendments to such slate, propose a full alternative slate or require member by member voting in the relevant general meeting of Citycon in such a manner that such amended slate or alternative slate, as the case may be, shall include the Two CPPIB European Holdings Nominees or the Three Gazit Nominees, as the case may be, or, in the event of member by member voting, then Gazit shall vote in favour of the election of the Two CPPIB European Holdings Nominees and CPPIB European Holdings in favour of the Three Gazit Nominees.

(c)	The Parties shall use their best efforts to ensure that the board members nominated by CPPIB European Holdings shall also be elected to serve on such board committees as Citycon may establish from time to time, including one such board member (as nominated by CPPIB European Holdings) on the Nomination and Remuneration Committee of the Citycon Board, provided such members fulfil the requisite criteria as set out in the Finnish Corporate Governance Code.

(d)	In the event that a CPPIB European Holdings nominated board member (pursuant to Section 2(b) above) is not a member of the Nomination and Remuneration Committee of the Citycon Board (or such other committee or committees that prepare the nomination and/or remuneration of board members and the CEO) for a period of three months during any annual financial period of Citycon, Gazit-Globe shall, acting as a shareholder, other than in such instances where CPPIB European Holdings has failed to nominate a board member to replace one who has resigned or where the CPPIB European Holdings nominated board member is unavailable or unsuitable pursuant to clause (c) above, support and vote in favour of a proposal by CPPIB European Holdings at a general meeting of shareholders of Citycon to introduce a shareholders’ nomination board to replace the Nomination and Remuneration Committee of Citycon in accordance with the terms and conditions attached as Schedule 1 hereto.

(e)	The Parties shall in all other matters related to Citycon act in good faith and use their best efforts (to the extent possible under applicable laws and regulations and Citycon’s articles of association), to:

(i)	ensure that the composition of the Citycon Board is in compliance at all times with the recommendations set out in the Finnish Corporate Governance Code 2010, as amended from time to time (or a later corporate governance code superseding the said code) regarding the independence of directors both vis-à-vis Citycon and its significant shareholders;

(ii)	support endeavours by Citycon (to the extent it is deemed practicable and in the interests of Citycon) (a) to maintain an internal auditor, (b) to comply with the rules and regulations prescribed under the U.S. Sarbanes Oxley-Act, (c) to request from its external auditors to perform their audits in compliance with the standards of the Public Company Accounting Oversight Board (PCAOB), it being understood that any costs of such endeavours shall be borne by Citycon;

(iii)	take all actions that are necessary for and consistent with upholding and supporting the governance structures set out in this Agreement and their efficient operation; and

(iv)	maximize value for all of Citycon’s shareholders.

(f)	Each Party undertakes (to the extent possible under applicable laws and regulations and Citycon’s articles of association) to refrain from endeavouring to reduce materially the total number of directors in the Citycon Board from its current number of ten directors.

3	Tag-Along Right

Subject to the completion of the Directed Issue, Gazit-Globe shall not, and shall ensure that any of its affiliates of the share capital of which Gazit Globe owns, either directly or indirectly, at least 80% and where all voting rights are held by Gazit-Globe directly or indirectly and the shares of which are not publicly traded (“Private Affiliates”) shall not, make a single transfer or several transfers of shares to a third party or third parties which would result at any time during any 12-month period in aggregate in more than 5 percent of the Citycon Shares being transferred from Gazit-Globe and/or its Private Affiliates, unless the provisions of this Section 3 are complied with as set out below.

Subject to the last paragraph of this Section 3, Gazit-Globe shall not, and shall ensure that any of its Private Affiliates shall not, complete such transfer or transfers unless such third party or third parties shall offer, which offer shall remain irrevocable for a period of ten (10) business days (the “Offer Period”), to purchase Citycon Shares from CPPIB European Holdings (the “Tag-Along Right”) so that CPPIB European Holdings shall have the right to transfer one share it holds for every two and a quarter shares transferred by Gazit-Globe or its Private Affiliates pursuant to this Section 3 (the “Tag-Along Shares”).

For the sake of clarity it is agreed and understood that the Tag-Along Right applies (i) also to transfers resulting from corporate transactions or corporate restructuring and (ii) to transfers completed by Gazit-Globe and/or any Private Affiliate prior to the triggering of the Tag-Along Right from time to time. If for any reason an offer has not been made by a third party recipient of transfers of Citycon Shares for all of the Tag-Along Shares as contemplated herein, Gazit-Globe shall instead offer to acquire the Tag-Along Shares from CPPIB European Holdings on the Tag-Along Terms.

The transfer of all the Tag-Along Shares pursuant to the Tag-Along Right shall be on the same terms and conditions applicable to the transfers by Gazit-Globe or its Private Affiliates (the “Tag-Along Terms”).

Gazit-Globe shall provide to CPPIB European Holdings in writing the Tag-Along Terms of each transfer to which the Tag-Along Right applies (including but not limited to the price per share and the number of shares for each relevant transfer), and any other information needed for the exercise of the Tag-Along Right, at least ten (10) business days in advance of the Offer Period (the “Transaction Notice”).

CPPIB European Holdings may exercise the Tag-Along Right by sending, during the Offer Period, a written notice to Gazit-Globe (the “Tag-Along Notice”) that specifies the number of the Tag-Along Shares to be transferred and the Tag-Along Terms applicable to such transfers. The execution of any transactions pursuant to the Tag-Along Right shall be made at the end of the Offer Period.

Notwithstanding the foregoing, CPPIB European Holdings’s Tag-Along Right shall not apply to (i) any transfers of Citycon Shares between Gazit-Globe and any of its Private Affiliates and (ii) any transfer of Citycon Shares pledged by Gazit-Globe as a security for a loan or loans due to such loans having been foreclosed by the lender, provided however that any such loan(s) shall have been obtained and such pledge(s) undertaken in good faith and on arm’s length terms in the ordinary course of business from a regulated bank or other financial institution that is subject to the supervision of a governmental financial authority.

4	LIABILITY AND DAMAGES

4.1	General Liability

If a Party breaches this Agreement, such Party shall be responsible for any direct loss or damage incurred by or caused to the other Party due to such breach.

4.2	Injunctive Relief

The Parties shall be entitled, without prejudice to any other rights or remedies available to it under applicable law or otherwise, to injunctive (in Finnish: turvaamistoimenpide) or equitable relief for any threatened or actual breach of this Agreement as may be deemed appropriate by a court of competent jurisdiction.

5	MISCELLANEOUS

5.1	Notices

All notices and other communications arising out of or relating to this Agreement shall be in writing in the English language and shall be sent by registered mail, fax or e-mail to the relevant Party at the following address or fax number or at such other address or fax number which has been provided in accordance with this Section 5.1. Notices and other communications shall be deemed to have been received by the relevant Party (a) on the fifth (5th) business day after the day of mailing if sent by registered mail; or (b) on the day of transmission if sent by fax or e-mail, provided that a confirmation of successful transmission has been obtained.

If to CPPIB European Holdings:

CPP Investment Board European Holdings S.à r.l

address: 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg

fax: +352 26 35 16 20

e-mail: contact@cppibeh.lu

attention: Shao-Wei Chan

with a copy (which shall not constitute a notice) to:

Hannes Snellman Attorneys at Law Ltd

address:    Eteläesplanadi 20, FIN-00130 Helsinki, Finland

fax:           +358 9 177 393

e-mail:      klaus.ilmonen@hannessnellman.com

attention: Klaus Ilmonen

If to Gazit-Globe:

Gazit-Globe Ltd.

address:    1 HaShalom Road, Tel-Aviv, Israel

fax:           + 972 3 6961910

e-mail:      info@gazitgroup.com

attention:  James Perlin, Esq.

with a copy (which shall not constitute a notice) to:

White & Case LLP

address:    Eteläranta 14

fax:           +358 9 2286 4228

e-mail:     pavikainen@whitecase.com

attention: Petri Avikainen

5.2	Confidentiality

The Parties shall not disclose this Agreement (including the existence of this Agreement) or the contents thereof to any third party without the prior written consent of the other Party, unless (and only to the extent that) such disclosure is required by applicable laws or stock exchange rules.

Notwithstanding the foregoing, the Parties shall disclose this agreement to Citycon. The Parties acknowledge and agree that this may lead to the terms and conditions of this Agreement being made public by Citycon pursuant to the Finnish Securities Markets Act and regulations issued thereunder and/or the rules of NASDAQ OMX Helsinki.

5.3	No Acting in Concert

The purpose of this Agreement with regard to Citycon is strictly limited to agreeing on the framework for supporting certain governance mechanisms and processes that the Parties deem would contribute to the effective governance of Citycon in the interest of all its shareholders. This Agreement does not in any manner regulate the conduct of any of the members of Citycon’s Board of Directors in such capacity or otherwise. Nothing in this Agreement shall therefore constitute or to be construed as an arrangement or understanding to use or acquire significant influence in Citycon that would, with respect to Citycon, be considered as acting in concert, as defined in Chapter 11, Section 5 of the Finnish Securities Markets Act, for the purposes of the obligation to launch a mandatory public tender offer under the said act.

5.4	Term and Termination

This agreement, save for this Section 5, shall terminate automatically and with immediate effect on the earliest occurrence of the following:

(i)	ten (10) years from the date of this Agreement;

(ii)	if CPPIB European Holdings ceases to hold at least 10 percent of the Citycon Shares, directly or indirectly, for more than 30 consecutive days following the completion of the Directed Issue;

(iii)	if Gazit-Globe ceases to hold at least 20 percent of the Citycon Shares, directly or indirectly, for more than 30 consecutive days;

(iv)	if the Directed Issue is not completed by 30th September 2014.

For the sake of clarity it is noted that the termination of this Agreement does not in any way affect the validity of any Tag-Along Right under Section 3 that has actualized prior to the termination of this Agreement.

5.5	Assignment

This Agreement and the rights and obligations specified herein are binding only upon the Parties and may not be assigned to any third party (including but not limited by operation of law in connection with a merger or demerger of a Party) without the prior written consent by the other Party.

5.6	Governing Law

This Agreement shall be governed by and construed in accordance with Finnish law, excluding the application of its conflict of law rules.

5.7	Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (it being understood that any injunctive or equitable relief may also be sought in the relevant court with appropriate jurisdiction) by three arbitrators appointed in accordance with the said Rules. The seat of arbitration shall be Zurich, Switzerland and the language to be used in the arbitral proceedings shall be English.

5.8	Counterparts of Agreement

This Agreement has been executed in two (2) identical counterparts, one (1) for each Party.

(Signatures to follow)

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

CPP INVESTMENT BOARD EUROPEAN HOLDINGS S.À R.L.

/s/ Herman Schommarz	/s/ James Lyons
By: Herman Schommarz Title: Manager	By: James Lyons Title: Manager

GAZIT-GLOBE LTD.

/s/ Aharon Soffer	/s/ Gil Kotler
By: Aharon Soffer Title: President	By: Gil Kotler Title: Senior Executive Vice President and Chief Financial Officer

SCHEDULE 1

Charter of the Shareholders’ Nomination Board of Citycon Oyj

Purpose of the Nomination Board

The Shareholders’ Nomination Board (the “Nomination Board”) of Citycon Oyj (the “Company”) is a body consisting of representatives of the Company’s shareholders, which is responsible for preparing annually proposals to the Annual General Meeting for the election and remuneration of the members of the Board of Directors.

In its work, the Nomination Board shall comply with applicable laws and regulations, including the rules of NASDAQ OMX Helsinki and the Finnish Corporate Governance Code.

This Charter regulates the nomination and composition of the Nomination Board and defines the tasks and duties of the Nomination Board.

Composition of the Nomination Board

The Nomination Board consists of [three] members, representing the Company’s [three] largest shareholders who, on [1 October] preceding the next Annual General Meeting, hold the largest number of votes of all shares in the Company.

The largest shareholders of the Company on [1 October] are determined on the basis of the shareholders’ register of the Company held by Euroclear Finland Ltd. Pursuant to this shareholding, the Chairman of the Board of Directors shall request the [three] largest shareholders of the Company each to nominate one representative to the Nomination Board. In case two of these shareholders own an equal number of shares and votes and the representatives of both such shareholders cannot be appointed to the Nomination Board, the decision shall be made by drawing lots. [Shares held directly and indirectly so that such holdings would be aggregated for the purposes of flagging under the Finnish Securities Markets Act shall be counted together when determining the appointment right][, provided that the shareholder in question presents a written request to that effect to the [Chairman of the] Board of Directors at the latest on [1 October] on the calendar year preceding the Annual General Meeting].

Should a shareholder not wish to use its nomination right, the right transfers to the next largest shareholder who would otherwise not have a nomination right.

The member representing the Company’s largest shareholder as of [October 1] shall serve as Chairman at the notice of which the Nomination Board convenes thereafter.

The composition of the Nomination Board shall be published by the Company through a stock exchange release once the members of the Nomination Board have been appointed.

The appointed representative of a shareholder shall resign from the Nomination Board, if such shareholder after appointment transfers more than half of its shareholding and as a result thereof no longer is amongst the Company’s ten largest shareholders. The Nomination Board shall appoint a new member to the Nomination Board to replace the prematurely vacated seat. The Nomination Board shall offer the vacant seats that are to be filled to the shareholders of the Company (in the order of shareholders’ number of votes of all shares in the Company) who do not have a member appointed to the Nomination Board.

The Nomination Board has been established for an indefinite period. The term of office of the members of the Nomination Board expires at the closing of the next Annual General Meeting following the appointment.

The members of the Nomination Board shall not be entitled to any remuneration from the Company on the basis of their membership. The travelling costs of the members shall be reimbursed in accordance with the Company’s travel policy.

Duties of the Nomination Board

The duties of the Nomination Board shall include:

(a)	to prepare and present to the Annual General Meeting a proposal on the remuneration of the members of the Board of Directors;

(b)	to prepare and present to the Annual General Meeting a proposal on the number of the members of the Board of Directors;

(c)	to prepare and present to the Annual General Meeting a proposal on the members of the Board of Directors; and

(d)	to seek for prospective successors for the members of the Board of Directors.

Decision-making

The Nomination Board shall constitute a quorum when more than half of its members are present. No decision shall be made unless all members have been reserved the possibility to consider the matter and to participate in the meeting.

Decisions of the Nomination Board shall be unanimous. If consensus cannot be reached, members of the Nomination Board may present their own proposals to the Annual General Meeting individually or jointly with other members of the Nomination Board.

All decisions of the Nomination Board shall be recorded in minutes. The minutes shall be signed by the Chairman of the Nomination Board together with at least one other Nomination Board member.

Chairman of the Nomination Board

The Chairman of the Nomination Board shall direct the activities of the Nomination Board in order for the Nomination Board to achieve its objectives efficiently and take duly into account the expectations of the shareholders and the interests of the Company.

The Chairman shall:

(a)	convene and chair the meetings of the Nomination Board;

(b)	supervise that the scheduled meetings of the Nomination Board are duly convened; and

(c)	convene unscheduled meetings in case necessary, and in any event within 14 days from a request by a Nomination Board member to that effect.

Preparation of the Proposal on the Board Composition

The Nomination Board shall prepare a proposal to be presented to the Annual General Meeting on the composition of the Board of Directors. However, any shareholder of the Company may also make a proposal directly to the Annual General Meeting in accordance with the Finnish Companies Act.

All members of the Board of Directors of the Company shall have the necessary professional skills, expertise and knowledge to meet the requirements for efficient board work.

In particular, the Board of Directors as a whole shall have sufficient knowledge of and competence in:

(a)	the business activities of the Company and the markets in which it operates;

(b)	group and financial management of a listed company;

(c)	corporate strategy and mergers and acquisitions;

(d)	internal control, compliance and risk management; and

(e)	corporate governance.

In addition, the Nomination Board shall take into consideration the independence requirements and other requirements under applicable laws and regulations (including the Finnish Corporate Governance Code and the rules of NASDAQ OMX Helsinki).

The Nomination Board shall in its preparations of the proposal on the composition of the new Board of Directors also take into account the results of the annual performance evaluation of the Company’s Board of Directors conducted in accordance with the Finnish Corporate Governance Code. In carrying out its duties, the Nomination Board may also employ the services of outside consultants, at the Company’s expense and with its approval, to identify and evaluate potential new candidates to the Board of Directors.

The Nomination Board shall submit its proposals to the Board of Directors at the latest on 31 January preceding the next Annual General Meeting. The proposals of the Nomination Board will be published through a stock exchange release and included in the notice to the Annual General Meeting. The Nomination Board shall also present and explain its proposals to the Annual General Meeting.

The Nomination Board shall assess its work annually and provide a report on how it has conducted its work. The report shall be published in the Company’s Corporate Governance Statement.

Confidentiality

The Nomination Board members and the shareholders they represent shall keep the information regarding the proposals to the Annual General Meeting confidential until the final proposals of the Nomination Board have been published by the Company.

The Nomination Board members and the shareholders they represent shall also keep confidential all Company information that they might receive in connection with the operation of the Nomination Board. The regulations of the Finnish Securities Markets Act shall be applied to any inside information that the members of the Nomination Board might receive.

Amendments to the Charter and Authorization

The Nomination Board shall review this Charter annually and propose any possible changes to the next Annual General Meeting for adoption. The Nomination Board is authorized to execute necessary technical updates and amendments to this Charter.

This Charter has been prepared in both Finnish and English. Should there be any discrepancies, the Finnish version shall prevail.